SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated May 5, 2005

Mattel and Benetton Group celebrate a unique new partnership

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

May 5, 2005

BARBIE® LOVES BENETTON

Mattel and Benetton Group celebrate a unique

new partnership

Milan, Italy, May 5th 2005 - Mattel and Benetton Group today announced a world-wide exclusive partnership, valid until December 31st 2006. Bringing together two of the world's best known fashion brands, this partnership will create Barbie® loves Benetton a stylish girls fashion collection that capitalises on the Barbie® brand status and Benetton's expertise as leading fashion company.

With the Barbie® brand essence of aspirational fashion, fun and friendship and Benetton's unique style, the collaboration is a natural fit and has led to the creation of Barbie® loves Benetton, an inspired girls' fashion range. The range features four contemporary looks from the worlds leading style capitals - London, Paris, New York and Stockholm. The collection also includes four special Barbie® loves Benetton dolls that take their inspiration from the real girl fashion range.

Silvano Cassano, CEO of Benetton Group states, "The agreement between Mattel and Benetton Group, and two of the fashion world's strongest brands Barbie® and United Colors of Benetton, highlights both Groups' strong attention to the market, their international vision and the capacity to aggregate values and innovative ideas in product and distribution. Benetton Group sees co-branding with partners of a global level as strong business opportunities and this agreement with Mattel is, I believe, the best example."

Matt Bousquette, President of Mattel Brands, explains: "This is a fantastic partnership for Barbie® and Benetton. For the first time, Barbie® will be seen simultaneously in Benetton windows throughout the world and this will enable us to reach girls in a unique new way. We are delighted that the Barbie® brand's fantastic fashion heritage has helped to create such an inspiring collection. We have been fortunate to work with some of the world's leading fashion design houses and so the opportunity to work with such a well-established high street favourite is very exciting for us. Both our organisations share the same core values as young, fashionable and fun brands that offer the consumer quality products."

The Barbie® loves Benetton collection, with over 50 garments and accessories, will be available in United Colors of Benetton stores from September 15th with the London and Paris collections; from October 13th with New York and Stockholm. Special edition Barbie® loves Benetton dolls will be available alongside fashions in Benetton stores and also in major toy retailers. In December, the range continues with a special festive Benetton collection, accompanied by a unique Barbie® doll exuding the holiday spirit.

Barbie® and associated trademarks and trade dress are owned by, and used under license from, Mattel Inc.©2005 Mattel, Inc. All Rights Reserved.

About Mattel

Mattel, Inc., (NYSE: MAT, www.mattel.com) is the worldwide leader in the design, manufacture and marketing of toys and family products, including Barbie®, the most popular fashion doll ever created. The Mattel family is comprised of such best-selling brands as Hot Wheels®, Matchbox®, American Girl® and Tyco® R/C, as well as Fisher-Price® brands (www.fisher-price.com), including Little People®, Rescue Heroes®, Power Wheels® and a wide array of entertainment-inspired toy lines. With worldwide headquarters in El Segundo, Calif., Mattel employs more than 25,000 people in 42 countries and sells products in more than 150 nations throughout the world. The Mattel vision is to be the world's premier toy brands -- today and tomorrow.

About Benetton Group

Today, the Benetton Group is present in 120 countries around the world. Its core business is clothing: a group with a strong Italian character whose style, quality and passion are clearly seen in its brands: the casual United Colors of Benetton, fashion oriented Sisley, Playlife leisurewear and Killer Loop streetwear. The Group produces around 110 million garments every year. Its retail network of 5,000 contemporary stores around the world, offers high quality customer services and generates a total turnover of approximately 1.7 billion euro.

For further press information please contact:

Benetton Press: +39 0422 519036

Benetton Investors: +39 0422 519412

Mattel (Europe) Sarah Allen: +44 01628500121

Mattel (USA) Michelle Einkauf: +1 310 252 3520

www.benettongroup.com/barbielovesbenetton

High resolution images available in the section: Image Gallery

www.mattel.com